As filed with the Securities and Exchange Commission on January 28, 2010

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

Application Pursuant to Section 6(c) of the Investment Company Act of 1940
for an Order of Exemption from Rule 12d1-2(a) under the Act

FFCM, LLC
AND
FQF TRUST

File No. 812-_____

Direct all written and oral communications concerning this Application to:

Stacy L. Fuller, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, DC 20006

I.              INTRODUCTION

FFCM, LLC (“FFCM,” and together with any entity controlling, controlled by or under common control with TROW, the “Adviser”) and FQF Trust (“Trust,” and together with the Adviser, “Applicants”) hereby file this application (“Application”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an order exempting the Applicants from Rule 12d1-2(a) under the Act.  Applicants request the exemption to the extent necessary to permit any existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser, (b) is in the same group of investment companies, as defined in section 12(d)(1)(G) of the Act, (c) invests in shares of other registered open-end investment companies (“Underlying Funds”) in reliance on Section 12(d)(1)(G) of the Act, and (d) is also eligible to invest in securities (as defined in Section 2(a)(36) of the Act) in reliance on Rule 12d1-2 under the Act (“Funds of Funds”), to also invest, to the extent consistent with its investment objective, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the Act (“Other Investments”).1  Applicants also request that the order exempt any entity controlling, controlled by or under common control with the Adviser.

II.           APPLICANTS

A.           The Trust and the Funds of Funds

The Trust is organized as a Delaware statutory trust and is registered with the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) as an open-end management investment company.  As described in another pending application, the Trust intends to operate a Fund of Funds in reliance on Section 12(d)(1)(G) of the Act and Rule 12d1-2 under the Act.2

B.           The Adviser

The Adviser is or will be a registered as investment adviser under the Investment Advisers Act of 1940, as amended (“Advisers Act”).

C.           The Distributor

A registered broker-dealer under the Securities Exchange Act of 1934 will serve as distributor (“Distributor”) of the Fund of Funds.

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1 Any existing entity that currently intends to rely on the requested order is named as an Applicant.  Any existing or future entity that relies on the order in the future will do so in accordance with the terms and conditions in the Application.

2 See File No. 812-13741 (as filed on December 31, 2009).

III.           APPLICANTS’ PROPOSAL

Each Fund of Funds will invest in Underlying Funds as set forth in its prospectus.3  Applicants propose that, subject to the terms and the condition set forth in this Application, each Fund of Funds be permitted to invest in Other Investments.  The opportunity to invest in Other Investments will allow a Fund of Funds greater flexibility to meet its investment objectives than is possible through the more limited kinds of investments expressly permitted by Section 12(d)(1)(G)(i)(II) (e.g., Underlying Funds, Government securities and short-term paper) and Rule 12dl-2(a)(2) (e.g., stocks and bonds).  In addition, there may be times when using Other Investments may allow a Fund of Funds to invest in eligible asset classes with greater efficiency and at a lower cost than is possible through investment in an Underlying Fund.  The Adviser believes that the ability to use direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of investors.

Consistent with its fiduciary obligations under the Act, each Fund of Funds’ board of trustees or directors will review the advisory fees charged by the Fund of Funds’ investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Fund of Funds may invest.

IV.           APPLICABLE LAW AND LEGAL ANALYSIS

Section 12(d)(1)(A) of the Act provides that no registered investment company may acquire securities of another investment company if such securities represent more that 3% of the acquired company’s outstanding voting stock or more than 5% of the acquiring company’s total assets, or if such securities, together with the securities of other investment companies, represent more than 10% of the acquiring company’s total assets.  Section 12(d)(1)(B) of the Act provides that no registered open-end investment company may sell its securities to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company’s voting stock, or cause more than 10% of the acquired company’s voting stock to be owned by investment companies and companies controlled by them.

In 1996 Congress added Section 12(d)(1)(G) to the Act to permit the operation of funds of funds involving investment companies which are part of the same “group of investment companies,” which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i) provides, in relevant part, that

Section 12(d)(1) will not apply to securities of a registered open-end investment company or registered unit investment trust if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

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3 Certain Underlying Funds may be exchange–traded funds (“ETFs”) that operate in reliance on exemptive relief granted by the Commission, including pursuant to the application filed in File No. 812-13741, supra note 2.

(II)
the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short term paper are the only investments held by the acquiring company;

(III)	with respect to

(aa)
securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution related activities; or

(bb)
securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to section 22(b) or section 22(c) by a securities association registered under section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on this subparagraph or subparagraph (F).

In 2006 the Commission adopted Rule 12d1-2 under the Act.4  That Rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the Act to acquire:

(1)
Securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the Act;

(2)	Securities (other than securities issued by an investment company); and

(3)	Securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

For the purposes of Rule 12d1-2, the term “securities” means any security as that term is defined in Section 2(a)(36) of the Act.5  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund’s investment policies, directly in stocks, bonds, and other types of securities “would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other

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4 See Fund of Funds Investments, Investment Company Act Rel. No. IC-27399 (Jun. 20, 2006) (the “Adopting Release”).

5 See Adopting Release at 17, n.58.

funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address.”6  The passage of the rule also reflects the Commission’s response to Congress’ expectation “that the Commission will use this authority [set forth in Section 12(d)(1)(G)] to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time.”7

Section 6(c) of the Act provides a means for the Commission to respond to developments in the financial markets not specifically contemplated when the Act was passed or subsequently amended.8  It permits the Commission to grant exemptions from particular provisions of the Act, or any rule thereunder, that would inhibit the development of new and innovative investment products.  Section 6(c) provides as follows:

The Commission .... by order upon application, may conditionally or unconditionally exempt any person, security, or transaction, or any class or classes of persons, securities, or transactions, from any provision or provisions of [the Investment Company Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act].

Applicants believe that permitting the Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the Act as originally adopted and as amended in 1970 was intended to address – namely (1) undue influence over portfolio management of underlying funds through the threat of large scale redemptions; (2) layering of costs and expenses; and (3) unnecessarily complex structures that may be confusing to investors.9  Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements, including those where a fund of funds also invests in Government securities and short-term paper, do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself.  The approval of Rule 12d1-2 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

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6 Id. At 17-18.

7 See H.R. REP. No. 622, 104th Cong., 2nd Sess., at 43-44 (1996).

8 See, e.g., Trust Fund Sponsored by The Scholarship Club, Inc., Investment Company Act Release No. 5524 (Oct. 25, 1968) (“The broad exemptive power provided in Section 6(c) was designed to enable [the Commission] to deal equitably with situations which could not be foreseen at the time the legislation was enacted.”); Sisto Financial Corp., Investment Company Act Release No. 923 (July 16, 1946) (Section 6(c) is intended “to deal with situations unforeseen at the time of the passage of the Act and unprovided for elsewhere in the Act”).

9 See the Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, in H.R. Rep. No. 2337, at 311-24 (1966).

Likewise, permitting the Funds of Funds to invest in Other Investments in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B).  Instead, this additional flexibility will provide the Funds of Funds with a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the requested exemption offers significant benefits, as detailed above, and is “consistent with the public interest and the protection of investors,” and therefore meets the standards for relief set forth in Sections 12(d)(l)(J) and 6(c) of the Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

V.           SUPPORTING PRECEDENT

The Commission has previously granted exemptive relief authorizing registered investment companies relying on Section 12(d)(1)(G) and Rule 12d1-2 to invest in some combination of futures contracts and other derivatives and financial instruments that are not specifically identified in Section 12(d)(1)(G)(i)(II) or in Rule 12dl-2(a)(2).  See, e.g., PowerShares Exchange Traded Fund Trust, et al., File No. 812-13604, Investment Company Act Rel. Nos. 28813 (July 7, 2009) (order) and 28760 (June 8, 2009) (notice); First American Strategy Funds, Inc., et al., File No. 812-13602, Investment Company Rel. Nos. 28715 (Apr. 28, 2009) (order) and 28683 (Mar. 31, 2009) (notice); and, Massachusetts Financial Services Company, et al., File No. 812-13519, Investment Company Act Rel. Nos. 28694 (Apr. 14, 2009) (order) and 28649 (Mar. 17, 2009) (notice).

VI.           APPLICANTS’ CONDITION

Applicants agree that any order granting the requested relief will be subject to the following condition:

1.  Applicants will comply with all provisions of Rule 12d1-2 under the Act, except for paragraph (a)(2) to the extent that it restricts any Fund of Funds from investing in Other Investments as described in the Application.

VII.           REQUEST FOR ORDER

Applicants request an order pursuant to Section 6(c) of the Act granting the relief requested in this Application.  Applicants submit, for the reasons stated herein, that their request for exemptive relief meets the respective standards for relief under Section 6(c) of the Act and therefore, Applicants respectfully request that the Commission grant the requested relief.

VIII.           PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the Act, Applicants state that their address is as indicated on the first page of this Application.  Applicants further state that all written or oral communications concerning this Application should be directed as indicated on the first page of this Application.

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of the Applicants, and the undersigned officers of the Applicants are fully authorized to execute this Application.  The Verifications required by Rule 0-2(d) under the Act are included as Exhibit A to this Application.

FFCM, LLC

By:           /s/ Kishore Karunakaran

Name:      Kishore Karunakaran

Title:        President and Chief Operating Officer

FQF TRUST

By:           /s/ Kishore Karunakaran

Name:      Kishore Karunakaran

Title:        Trustee

Dated: January 28, 2010

EXHIBIT A

Verifications

The undersigned states that (i) he has duly executed the attached Application, dated January 27, 2010, for and on behalf of FFCM LLC; (ii) that he is the President and Chief Operating Officer thereof; and (iii) all action by members, trustees, and other bodies necessary to authorize him to execute and file such instrument has been taken.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FFCM LLC

By: /s/ Kishore Karunakaran
Kishore Karunakaran
President and Chief Operating Officer

The undersigned states that (i) he has duly executed the attached Application, dated January 27, 2010, for and on behalf of FQF Trust; (ii) that he is a Trustee thereof; and (iii) he is authorized to execute and file such instrument.  The undersigned further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

FQF TRUST

By: /s/ Kishore Karunakaran
Kishore Karunakaran
Trustee